As filed with the Securities and Exchange Commission on May 3, 2005

File Nos. 333-68270 and 811-10475

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[ X ]
Pre-Effective Amendment No.______	[ ]
Post-Effective Amendment No. 14	[ X ]

AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[ X ]
Amendment No. 15	[ X ]

COUNTRY MUTUAL FUNDS TRUST
(Exact Name of Registrant as Specified in Charter)

1705 Towanda Avenue, Bloomington, Illinois    61702

(Address of Principal Executive Offices)    (Zip Code)

Registrant's Telephone Number, including Area Code: (309) 557-2629

Virginia Eves, Esq.
Office of the General Counsel
1701 Towanda Ave.
Bloomington, Illinois 61702
(Name and Address of Agent for Service)

It is proposed that this filing will become effective (check appropriate box):

[ X ]	immediately upon filing pursuant to paragraph (b).
[ ]	on ____________ pursuant to paragraph (b).
[ ]	60 days after filing pursuant to paragraph (a)(1).
[ ]	on ____________ pursuant to paragraph (a)(1).
[ ]	75 days after filing pursuant to paragraph (a)(2).
[ ]	on ____________ pursuant to paragraph (a)(2) of rule 485.

If appropriate check the following box:
[ ]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

This amendment consists of the following:

(1)	Facing sheet of the Registration Statement
(2)	Part C of the Registration Statement (including signature page)

The Prospectus and Statement of Additional Information are incoporated by reference from Post-Effective Amentment No. 13 to this Registration Statement (File No. 333-68270) filed on April 26, 2005.  There have been no changes to the Prospectus or Statement of Additional Information.

This amendment is being filed in order to file as Exhibit 99.j to Post-Effective Amendment No. 13 to this Registration Statement, the consent of certified public accountants of Ernst & Yound, LLP, certified public accounts for the Registrant.

COUNTRY MUTUAL FUNDS TRUST

PART C - OTHER INFORMATION

Item 23.	Exhibits:

(a)	Declaration of Trust. A Declaration of Trust, dated August 9, 2001 was previously filed as an Exhibit to the Registrant’s Registration Statement on Form N-1A filed electronically on August 21, 2001 and incorporated herein by reference.

(b)	By-Laws. Bylaws, dated August 9, 2001 were previously filed as an Exhibit to the Registrant’s Registration Statement on Form N-1A filed electronically on August 21, 2001 and incorporated herein by reference.

(c)	Instruments Defining Rights of Security Holders. Not applicable

(d)	Investment Advisory Contracts.

(1)	The Trust’s Investment Advisory Agreement with respect to the Growth, Balanced, Tax-Exempt, Short-Term Bond and Bond Funds, effective November 1, 2001, is incorporated by reference to Post-Effective Amendment No. 1 to Registrant’s Registration Statement filed electronically on November 1, 2001.

(2)	The Trust's Investment Advisor Agreement with respect to the VP Growth, VP Balanced, VP Short-Term Bond and VP Bond Funds, dated July 21, 2003 is incorporated by reference to Post-Effective Amendment No. 6 to Registrant’s Registration Statement filed electronically on September 10, 2003.

(e)	Underwriting Contracts.

(1)	The Trust’s Underwriting Agreement with respect to the Growth, Balanced, Tax-Exempt, Short-Term Bond and Bond Funds, effective November 1, is incorporated by reference to Post-Effective Amendment No. 1 to Registrant’s Registration Statement filed electronically on November 1, 2001.

(2)	The Trust's Underwriting Agreement with respect to the VP Growth, VP Balanced, VP Short-Term Bond and VP Bond Funds, dated July 21, 2003 is incorporated by reference to Post-Effective Amendment No. 6 to Registrant’s Registration Statement filed electronically on September 10, 2003.

(f)	Bonus or Profit Sharing Contracts. None.

(g)	Custodian Agreement. The Trust’s Custodian Agreement, effective November 1, 2001, is incorporated by reference to Post-Effective Amendment No. 1 to Registrant’s Registration Statement filed electronically on November 1, 2001.

(h)	Other Material Contracts.

(i)	Transfer Agent Servicing Agreement: The Trust’s Transfer Agent Servicing Agreement, effective April 28, 2003 and as amended July 21, 2003 is incorporated by reference to Post-Effective Amendment No. 6 to Registrant’s Registration Statement filed electronically on September 10, 2003.

(ii)	Administration Servicing Agreement: The Trust’s Administration Servicing Agreement, effective April 28, 2003 and as amended July 21, 2003 is incorporated by reference to Post-Effective Amendment No. 6 to Registrant’s Registration Statement filed electronically on September 10, 2003.

(iii)	Accounting Servicing Agreement: The Trust’s Accounting Servicing Agreement, effective April 28, 2003 and as amended July 21, 2003 is incorporated by reference to Post-Effective Amendment No. 6 to Registrant’s Registration Statement filed electronically on September 10, 2003.

(i)	Legal Opinion.

(1)	Legal Opinion with respect to the Growth, Balanced, Tax-Exempt, Short-Term Bond and Bond Funds, dated November 1, 2001, is incorporated by reference to Post-Effective Amendment No. 1 to Registrant’s Registration Statement filed electronically on November 1, 2001.

(2)	Legal Opinion with respect to the VP Growth, VP Balanced, VP Short-Term Bond and VP Bond Funds dated April 2, 2004 is incorporated by reference to Post-Effective Amendment No. 9 to the Registrant’s Registration Statement filed electronically on April 6, 2004.

(j)	Other Opinions - Auditor’s consent.

(1)	Auditor’s consent with respect to the Growth, Balanced, Tax-Exempt, Short-Term Bond and Bond Funds dated, October 25, 2004, is incorporated by reference to Post-Effective Amendment No. 10 to Registrant’s Registration Statement filed electronically on October 28, 2004.

(2)	Auditor’s consent with respect to the VP Growth, VP Balanced, VP Short-Term Bond and VP Bond Funds - filed herein.

(k)	Omitted Financial Statements. None

(l)	Initial Capital Agreements. None

(m)	Rule 12b-1 Plan:

The Trust’s Rule 12b-1 Plan effective November 1, 2001 is incorporated by reference to Post
Effective Amendment No. 1 to Registrant’s Registration Statement filed electronically on
November 1, 2001.

(n)	Rule 18f-3 Plan. The Trust’s Rule 18f-3 Plan with respect to the Growth, Balanced, Tax-Exempt, Short-Term Bond and Bond Funds, effective November 1, 2001, is incorporated by reference to Post-Effective Amendment No. 1 to Registrant’s Registration Statement filed electronically on November 1, 2001.

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(o)	Reserved.

(p)	Codes of Ethics.

(i)	Code of Ethics for COUNTRY Mutual Funds: Trust’s Code of Ethics, effective October 29, 2001 is incorporated by reference to Post-Effective Amendment No. 1 to Registrant’s Registration Statement filed electronically on November 1, 2001, and as amended, October 28, 2002, is incorporated by reference to Post-Effective Amendment No. 3 to Registrant’s Registration Statement filed electronically on October 30, 2002, and as amended July 21, 2003 is incorporated by reference to Post-Effective Amendment No. 6 to Registrant’s Registration Statement filed electronically on September 10, 2003 and as amended October 25, 2004 is incorporated by reference to Post-Effective Amendment No. 10 to Registrant’s Registration Statement filed on October 28, 2004 is incorporated by reference to Post-Effective Amendment No. 10 to Registrant’s Registration Statement filed on October 28, 2004 and as amended January 14, 2005 is incorporated by reference to Post-Effective Amendment No. 13 to Registrant's Registration Statement filed on April 26, 2005.

(ii)	Code of Ethics for COUNTRY Trust Bank dated May 1, 2000, is incorporated by reference to Post-Effective Amendment No. 1 to Registrant’s Registration Statement filed electronically on November 1, 2001, and as amended, November 20, 2002, and as amended July 21, 2003 is incorporated by reference to Post-Effective Amendment No. 6 to Registrant’s Registration Statement filed electronically on September 10, 2003 and as amended March 17, 2004 is incorporated by reference to Post-Effective Amendment No. 10 to Registrant’s Registration Statement filed on October 28, 2004 is incorporated by reference to Post-Effective Amendment No. 10 to Registrant’s Registration Statement filed on October 28, 2004 and as amended February 23, 2005 is incorporated by reference to Post-Effective Amendment No. 13 to Registrant's Registration Statement filed on April 26, 2005.

(iii)	Code of Ethics for COUNTRY Capital Management Company effective January 1, 2004 is incorporated by reference to Post-Effective Amendment No. 10 to the Registrant’s Registration Statement filed electronically on April 6, 2004, as amended January, 2005 is incorporated by reference to Post-Effective Amentment No. 13 to Registrant's Registration Statement filed on April 26, 2005..

Item 24.	Persons Controlled by or under Common Control with Registrant.

IAA Control Chart as of December 31, 2004.

*ILLINOIS AGRICULTURAL ASSOCIATION

Illinois Agricultural Association and Affiliated Companies as of December 31, 2004

1.	COUNTRY Mutual Insurance Company
2.	COUNTRY Casualty Insurance Company
3.	COUNTRY Preferred Insurance Company
4.	Mid-America Brokerage, Inc. (Oklahoma)
5.	Middlesex Mutual Assurance Company
6.	Holyoke Mutual Insurance Company in Salem
7.	Holyoke Square, Inc.
8.	Modern Service Insurance Company
9.	Mutual Service Casualty Insurance Company
10.	MSI Preferred Insurance Company
11.	MSI Preferred Services, Inc.
12.	CC Services, Inc.

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13.	Mid-America Services of Oregon, Inc.
14.	Midfield Corporation
15.	Alliance Agency, LLC
16.	Holyoke of Salem Insurance Agency, Inc.
17.	**Cornwall & Stevens Co., Inc.
18.	Total Client Services Insurance Agency, Inc.
19.	Illinois Agricultural Holding Co.
20.	COUNTRY Life Insurance Company
21.	COUNTRY Investors Life Assurance Company
22.	COUNTRY Medical Plans, Inc.
23.	COUNTRY Capital Management Company
24.	COUNTRY Trust Bank
25.	COUNTRY Mutual Funds Trust
26.	Mutual Service Life Insurance Company
27.	AgriVisor Services, Inc.
28.	Illinois Agricultural Service Company
29.	IAA Credit Union
30.	Illinois Agricultural Auditing Association
31.	IAA Foundation
32.	Agricultural Support Association
33.	Prairie Farms Dairy, Inc.
34.	Muller-Pinehurst Dairy, Inc.
35.	East Side Jersey Dairy, Inc.
36.	Ice Cream Specialties, Inc.
37.	P.F.D. Supply Corporation
38.	Hawmell, LLC
39.	Mo-Kan Express, Inc.
40.	GMS Transportation Co.
41.	***GROWMARK, Inc.
42.	FS Risk Management Services, Inc.
43.	FS Preferred Insurance Company
44.	MID-CO COMMODITIES, Inc.
45.	FS Financial Services Corporation
46.	Lakeland FS, Inc.
47.	FS Services Ontario Ltd.
48.	GROWMARK FS, Inc.
49.	Project Explorer Mark II Corporation
50.	FS Energy, Inc.
51.	GROW-AG, Inc.
52.	Seedway, Inc.
53.	TRI-FS Feeds, Inc.
54.	Newtech Engineering & Environmental, LLC
55.	Allied Seed, LLC
56.	1105433 Ontario Inc.
57.	UPI, Inc.

1.	Organized in Illinois as a mutual insurance company. Proxy control in Illinois Agricultural Association.
2.	Organized in Illinois as a stock insurance company. 99.9% of voting securities owned by COUNTRY Mutual Insurance Company.
3.	Organized in Illinois as a stock insurance company. 100% of voting securities owned by COUNTRY Mutual Insurance Company.

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4.	Organized in Oklahoma as a business corporation. 100% of voting securities owned by COUNTRY Mutual Insurance Company.
5.	Organized in Connecticut as a mutual insurance company. Board and management control by COUNTRY Mutual Insurance Company.
6.	Organized in Massachusetts as a mutual insurance company. Board and management control and 75.4% of guaranty capital owned by COUNTRY Mutual Insurance Company.
7.	Organized in Massachusetts as a stock business corporation. 100% of voting securities owned by Holyoke Mutual Insurance Company in Salem.
8.	Organized in Minnesota as a stock insurance company. 100% of voting securities owned by COUNTRY Mutual Insurance Company.
9.	Organized in Minnesota as a mutual insurance company. Board and management control and 100% of guaranty capital owned by COUNTRY Mutual Insurance Company.
10.	Organized in Wisconsin as a stock insurance company. 60% of voting securities owned by COUNTRY Mutual Insurance Company and 40% of voting securities owned by Mutual Service Casualty Insurance Company.
11.	Organized in Illinois as a business corporation. 60% of voting securities owned by COUNTRY Mutual Insurance Company and 40% of voting securities owned by Mutual Service Casualty Insurance Company.
12.	Organized in Illinois as a business corporation. 71.4% of voting securities owned by Illinois Agricultural Association; 17.14% of voting securities owned by COUNTRY Mutual Insurance Company; 11.43% of voting securities owned by COUNTRY Life Insurance Company.
13.	Organized in Oregon as a business corporation. 100% of voting securities owned by CC Services, Inc.
14.	Organized in Connecticut as a stock business corporation. 100% of voting securities owned by Middlesex Mutual Assurance Company.
15.	Organized in Connecticut as a limited liability company. 77.5% of voting securities owned by Middlesex Mutual Assurance Company.
16.	Organized in Massachusetts as a stock business company. 100% of voting securities owned by Holyoke Mutual Insurance Company in Salem.
17.	Organized in Tennessee as a business corporation. 100% of voting securities owned by Mutual Service Casualty Insurance Company.
18.	Organized in California as a business corporation. 100% of voting securities owned by Mutual Service Casualty Insurance Company.
19.	Organized in Illinois as a business corporation. 98.5% of voting securities owned by Illinois Agricultural Association.
20.	Organized in Illinois as a stock insurance company. 99.99% of voting securities owned by Illinois Agricultural Holding Co.
21.	Organized in Illinois as a stock insurance company. 100% of voting securities owned by COUNTRY Life Insurance Company.
22.	Organized in Illinois as stock insurance company. 75% of voting securities owned by COUNTRY Life Insurance Company and 25% of voting securities owned by COUNTRY Mutual Insurance Company.
23.	Organized in Illinois as a business corporation. 100% of voting securities owned by COUNTRY Life Insurance Company.
24.	Organized as a Federal thrift. 100% of voting securities owned by COUNTRY Life Insurance Company.
25.	Organized in Delaware as a business trust. 61.6% of voting securities (measured by dollar value) owned of record by COUNTRY Trust Bank. and 22.05% of voting securities owned of record by COUNTRY Life Insurance Company. Investment advisory agreement with COUNTRY Trust Bank.
26.	Organized in Minnesota as a mutual insurance company. Board and management control and 100% of guaranty capital owned by COUNTRY Life Insurance Company.
27.	Organized in Illinois as a business corporation. 100% of voting securities owned by Illinois Agricultural Holding Co.

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28.	Organized in Illinois as a business corporation. 100% of voting securities owned by Illinois Agricultural Holding Co.
29.	Organized as an Illinois credit union. No corporate control. Membership control in Illinois Agricultural Association and certain affiliated companies.
30.	Organized in Illinois as an agricultural cooperative. 48.3% of voting securities owned by Illinois Agricultural Association.
31.	Organized in Illinois under the General Not For Profit Corporation Act. Membership control in Illinois Agricultural Association.
32.	Organized in Illinois under the General Not For Profit Corporation Act. Membership control in Illinois Agricultural Association.
33.	Organized in Illinois as an agricultural cooperative. 39.2% of voting securities owned by Illinois Agricultural Association.
34.	Organized in Illinois as a business corporation. 50% of voting securities owned by Prairie Farms Dairy, Inc.
35.	Organized in Indiana as a business corporation. 100% of voting securities owned by Prairie Farms Dairy, Inc.
36.	Organized in Missouri as a business corporation. 100% of voting securities owned by Prairie Farms Dairy, Inc.
37.	Organized in Illinois as a business corporation. 100% of voting securities owned by Prairie Farms Dairy, Inc.
38.	Organized in Illinois as a limited liability company. 50% of voting securities owned by Prairie Farms Dairy, Inc. and 50% of voting securities owned by P.F.D. Supply Corporation.
39.	Organized in Kansas as a business corporation. 50% of voting securities owned by Prairie Farms Dairy, Inc.
40.	Organized in Illinois as a business corporation. 100% of voting securities owned by Prairie Farms Dairy, Inc.
41.	Organized in Delaware under the General Corporation Act. 26.3% of voting securities owned by Illinois Agricultural Association.
42.	Organized in Delaware under the General Corporation Act. 92.2% of voting securities owned by GROWMARK, Inc.
43.	Organized in Vermont as a business corporation. 100% of voting securities owned by FS Risk Management Services, Inc.
44.	Organized in Delaware under the General Corporation Act. 57.1% of voting securities owned by GROWMARK, Inc.
45.	Organized in Delaware under the General Corporation Act. 100% of voting securities owned by GROWMARK, Inc.
46.	Organized in Illinois as an agricultural cooperative. 49% of voting securities owned by FS Financial Services Corporation and GROWMARK, Inc.
47.	Organized in Ontario under the Business Corporations Act. 100% of voting securities owned by GROWMARK, Inc.
48.	Organized in Delaware under the General Corporation Act. 100% of voting securities owned by GROWMARK, Inc.
49.	Organized in Delaware under the General Corporation Act. 100% of voting securities owned by GROWMARK, Inc.
50.	Organized in Iowa under the Business Corporation Act. 100% of voting securities owned by GROWMARK, Inc.
51.	Organized in Illinois as a business corporation. 100% of voting securities owned by GROWMARK, Inc.
52.	Organized in Delaware under the General Corporation Act. 100% of voting securities owned by GROWMARK, Inc.
53.	Organized in Iowa as a business corporation. 100% of voting securities owned by GROWMARK, Inc.
54.	Organized in Illinois as a limited liability company. 100% of voting securities owned by GROWMARK, Inc.

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55.	Organized in Idaho as a limited liability company. 25% of voting securities owned by GROWMARK, Inc.,
56.	Organized in Ontario under the Business Corporations Act. 100% of voting securities owned by GROWMARK, Inc.
57.	Organized in Ontario under the Business Corporations Act. 50% of voting securities owned by 1105433 Ontario Inc.

*Organized in Illinois as a not-for-profit corporation. No voting securities. No person controls it.

**Cornwall & Stevens Co., Inc. (TN) ultimately controls 100% of the voting securities in 8 subsidiaries.

***GROWMARK, Inc. owns stock in approximately 38 of its Illinois and Iowa member companies.

Item 25.	Indemnification:

Article VII of the Registrant’s Declaration of Trust provides the following:

Section 2.  Limitation of Liability.

A Trustee, when acting in such capacity, shall not be personally liable to any Person, other than the Trust or a Shareholder to the extent provided in this Article VII,  for any act, omission or obligation of the Trust, any Trustee, or any officer, Manager, Sub-Manager, agent, employee, or Principal Underwriter of the Trust.  A Trustee shall not be liable for any act or omission or any conduct whatsoever in his capacity as Trustee, provided that nothing contained herein shall protect any Trustee against any liability to the Trust or to Shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee hereunder, provided however, that a Trustee shall not be liable for errors of judgment or mistakes of fact or law.

All persons extending credit to, contracting with or having any claim against the Trust or the Trustees shall look only to the assets of the appropriate Series of the Trust for payment under such credit, contract, or claim; and neither the Trustees nor the Shareholders, nor any of the Trust’s officers, employees, or agents, whether past, present, or future, shall be personally liable therefore.

Every note, bond, contract, instrument, certificate or undertaking and every other act or thing whatsoever executed or done by or on behalf of the Trust or the Trustees by any of them in connection with the Trust shall conclusively be deemed to have been executed or done only in or with respect to his, her or their capacity as Trustee or Trustees, and such Trustee or Trustees shall not be personally liable thereon.  At the Trustees’ discretion, any note, bond, contract, instrument, certificate or undertaking made or issued by the Trustees or by any officer or officers may give notice that the Certificate of Trust is on file in the office of the Secretary of State of the State of Delaware and that a limitation on liability of Series exists and such note, bond, contract, instrument, certificate or undertaking may, if the Trustees so determine, recite that the same was executed or made on behalf of the Trust by a Trustee or Trustees in such capacity and not individually and that the obligations of such instrument are not binding upon any of them or the Shareholders individually but are binding only on the assets and property of the Trust or a Series thereof, and may contain such further recital as such Person or Persons may deem appropriate.  The omission of any such notice or recital shall in no way operate to bind any Trustee, officer, or Shareholder individually.

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Section 3.  Indemnification.

(a)	Subject to the exceptions and limitations contained in Section 3(b) of this Article:

(i)	every Person who is, or has been, a Trustee or officer of the Trust (hereinafter referred to as a “Covered Person”) shall be indemnified by the Trust to the fullest extent permitted by law against all liabilities and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding in which he or she becomes involved as a party or otherwise by virtue of his or her being or having been a Trustee or officer and against amounts paid or incurred by him or her in the settlement thereof;

(ii)	the words “claim,” “action,” “suit,” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal, administrative, investigative or other, including appeals), threatened, pending or completed, while in office or thereafter, and the words “liability” and “expenses” shall include, without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and all other liabilities whatsoever.

(b)	No indemnification shall be provided hereunder to a Covered Person:

(i)	who shall have been adjudicated by a court or body before which the proceeding was brought to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

(ii)	in the event of a settlement, unless there has been a determination that such Trustee or officer did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, (A) by the court or other body approving the settlement; (B) by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial‑type inquiry); or (C) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial type inquiry).

(c)	The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Covered Persons, and other persons may be entitled by contract or otherwise under law.

(d)	Expenses in connection with the preparation and presentation of a defense to any claim, action, suit or proceeding of the character described in Section 3(a) of this Article shall be paid by the Trust or Series prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him or her to the Trust, unless it is ultimately determined that he or she is entitled to indemnification under this Section 3; provided, however, that either (i) such Covered Person shall have provided appropriate security for such undertaking, or (ii) the Trust is insured against losses arising out of any such advance payments, or (iii) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a trial type inquiry or full investigation), that there is reason to believe that such Covered Person will be found entitled to indemnification under Section 3.

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Article VI of the Registrant’s Bylaws provides the following:

Section 2.  Indemnification.

Subject to the exceptions and limitations contained in Section 3 of this Article VI, every agent shall be indemnified by the Trust to the fullest extent permitted by law against all liabilities and against all expenses reasonably incurred or paid by him or her in connection with any proceeding in which he or she becomes involved as a party or otherwise by virtue of his or her being or having been an agent.

Section 3.  Limitations, Settlements.

No indemnification shall be provided hereunder to an agent:

(a)	who shall have been adjudicated, by the court or other body before which the proceeding was brought, to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office (collectively, "disabling conduct"); or

(b)	with respect to any proceeding disposed of by settlement without an adjudication by the court or other body before which the proceeding was brought that such agent was liable to the Trust or its Shareholders by reason of disabling conduct, unless there has been a determination that such agent did not engage in disabling conduct:

(i)	by the court or other body before which the proceeding was brought;

(ii)	by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the proceeding based upon a review of readily available facts (as opposed to a full trial-type inquiry); or

(iii)	by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial type inquiry); provided, however, that indemnification shall be provided hereunder to an agent with respect to any proceeding in the event of (1) a final decision on the merits by the court or other body before which the proceeding was brought that the agent was not liable by reason of disabling conduct, or (2) the dismissal of the proceeding by the court or other body before which it was brought for insufficiency of evidence of any disabling conduct with which such agent has been charged.

Item 26.	Business and Other Connections of Investment Advisor.

As of September 29, 1992, COUNTRY Trust Bank (formerly IAA Trust Company) became the Investment Advisor to Registrant’s predecessor companies, COUNTRY Growth Fund, Inc., COUNTRY Asset Allocation Fund, Inc., COUNTRY Tax Exempt Bond Fund, Inc., and COUNTRY Taxable Fixed Income Series Fund Inc. COUNTRY Trust Bank also provides investment services to the COUNTRY® Insurance & Financial Services group and exercises fiduciary powers as permitted by its charter.

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Other substantial business, professional, vocational or employment activities of each director and officer of the Registrant's Investment Advisor during the past two fiscal years are:

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Directors:
Name and Position	Substantial Business Activities During Past Two Fiscal Years
Philip Tim Nelson, Director, President and Chairman of the Board
12/18/03-Present - President:
5/1/00-12/18/03 - Vice President:
5/1/00-Present - Director:
COUNTRY Trust Bank
1705 Towanda Avenue
P.O. Box 2020
Bloomington, IL 61702-2020

12/20/99-5/10/00-Vice President and Director:
IAA Trust Company
808 IAA Drive
P.O. Box 2901
Bloomington, IL 61702-2901

12/10/03-Present - President:
1/24/00-12/10/03 - Vice President:
COUNTRY Mutual Funds Trust
1705 Towanda Avenue
P.O. Box 2020
Bloomington, IL 61702-2020

3/19/04-Present - President
5/1/00-3/19/04 - Vice President:
8/24/00-Present - Director:
Agricultural Support Association

*12/18/03-Present - President:
12/20/99-12/18/03 - Vice President:
12/20/99-Present - Director:
CC Services, Inc.
COUNTRY Casualty Insurance Company
COUNTRY Investors Life Assurance Company
COUNTRY Life Insurance Company
COUNTRY Mutual Insurance Company
COUNTRY Preferred Insurance Company
Illinois Agricultural Holding Co.

*12/18/03-4/21/04 - President:
12/20/99-12/18/03 - Vice President:
12/20/99-4/21/04 - Director:
COUNTRY Medical Plans, Inc.

12/18 /03-Present - Chairman:
12/20/99-Present - Director:
COUNTRY Capital Management Company

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Name and Position	Substantial Business Activities During Past Two Fiscal Years
*12/22/99-12/18/03 - Vice Chairman: 12/22/99-Present - Board of Trustees: IAA Foundation *12/18/03-Present - Chairman: 12/20/99-Present - Director: AgriVisor Services, Inc.

*12/12/03-Present - President:
12/16/99-12/12/03 - Vice President:
12/16/99-Present - Director:
Illinois Agricultural Service Company

*12/10/03-Present - President:
12/8/99-12/10/03 - Vice President:
12/8/99-Present - Director:
Illinois Agricultural Association

1/14/04-Present - Director, Midwest Region:
American Farm Bureau Federation
American Farm Bureau, Inc.
American Farm Bureau Insurance Services, Inc.
American Agricultural Communications Systems, Inc.
American Agricultural Insurance Agency, Inc.
American Agricultural Insurance Company
American Agricultural Marketing Association

1978-Present - Self-Employed Farm Owner-Operator

*All Addresses: 1701 Towanda Avenue
                         Bloomington, IL 61701

Richard Louis Guebert, Jr. Director and Vice President
12/18/03-Present - Vice President and Director:
COUNTRY Trust Bank
1705 Towanda Avenue
P.O. Box 2020
Bloomington, IL 61702-2020

1/29/04-Present - Vice President:
COUNTRY Mutual Funds Trust
1705 Towanda Avenue
P.O. Box 2020
Bloomington, IL 61702-2020

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Name and Position	Substantial Business Activities During Past Two Fiscal Years

3/19/04-Present - Vice President:
12/19/03-Present - Director:
Agricultural Support Association

*12/18/03-Present - Director:
AgriVisor Services, Inc.

*12/18/03-Present - Vice President and Director:
CC Services, Inc.
COUNTRY Capital Management Company
COUNTRY Casualty Insurance Company
COUNTRY Investors Life Assurance Company
COUNTRY Life Insurance Company
COUNTRY Mutual Insurance Company
COUNTRY Preferred Insurance Company
Illinois Agricultural Holding Co.

*12/18/03-4/21/04 - Vice President and Director:
COUNTRY Medical Plans, Inc.

*12/10/03-Present - Vice President and Director:
Illinois Agricultural Association

*1/23/04-Present - Vice President:
12/18/03-Present - Director:
Illinois Agricultural Service Company

*12/18/03-Present - Vice Chairman, Board of Trustees:
IAA Foundation

12/93-Present - Self - Employed Farm Owner-Operator

*All Addresses: 1701 Towanda Avenue
                         Bloomington, IL 61701

David Arthur Downs Director	10/28/02-Present - Director: COUNTRY Mutual Funds Trust 1705 Towanda Avenue P.O. Box 2020 Bloomington, IL 61702-2020

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Name and Position	Substantial Business Activities During Past Two Fiscal Years

5/1/00-Present - Director:
COUNTRY Trust Bank
1705 Towanda Avenue
P.O. Box 2020
Bloomington, IL 61702-2020

1/1/98-5/10/00 - Director:
IAA Trust Company
808 IAA Drive
P.O. Box 2901
Bloomington, IL 61702-2901

*8/24/00-Present - Director:
Agricultural Support Association

*12/18/96-Present - Director:
CC Services, Inc.
COUNTRY Casualty Insurance Company
COUNTRY Investors Life Assurance Company
COUNTRY Life Insurance Company
COUNTRY Mutual Insurance Company
COUNTRY Preferred Insurance Company
Illinois Agricultural Holding Co.

*12/11/96-Present - Director:
Illinois Agricultural Association

*12/18/96-4/21/04 - Director:
COUNTRY Medical Plans, Inc.

1/98-Present - Self - Employed Farm Owner-Operator

*All Addresses: 1701 Towanda Avenue
                         Bloomington, IL 61701

Andrew Leo Goleman Director
5/1/00-Present - Director:
COUNTRY Trust Bank
1705 Towanda Avenue
P.O. Box 2020
Bloomington, IL 61702-2020

1/1/98-5/10/00 - Director:
IAA Trust Company
808 IAA Drive
P.O. Box 2901
Bloomington, IL 61702-2901

C-14

Name and Position	Substantial Business Activities During Past Two Fiscal Years

*12/17/01-Present - Director:
COUNTRY Capital Management Company

*8/24/00-Present - Director:
Agricultural Support Association

*12/18/96-Present - Director:
CC Services, Inc.
COUNTRY Casualty Insurance Company
COUNTRY Investors Life Assurance Company
COUNTRY Life Insurance Company
COUNTRY Mutual Insurance Company
COUNTRY Preferred Insurance Company
Illinois Agricultural Holding Co.

*12/11/96-Present - Director:
Illinois Agricultural Association

12/18/96-4/21/04 - Director:
COUNTRY Medical Plans, Inc.

1989-Present - Self - Employed Farm Owner-Operator

*All Addresses: 1701 Towanda Avenue
                         Bloomington, IL 61701

Michael John Kenyon Director	12/20/04-Present - Director: COUNTRY Trust Bank 1705 Towanda Avenue P.O. Box 2020 Bloomington, IL 61702-2020

*12/17/01-Present - Director:
Agricultural Support Association
CC Services, Inc.
COUNTRY Casualty Insurance Company
COUNTRY Investors Life Assurance Company
COUNTRY Life Insurance Company
COUNTRY Mutual Insurance Company
COUNTRY Preferred Insurance Company
Illinois Agricultural Holding Co.

-Present - Self - Employed Farm Owner-Operator

*All Addresses: 1701 Towanda Avenue
                         Bloomington, IL 61701

C-15

Name and Position	Substantial Business Activities During Past Two Fiscal Years

James Paul Schillinger Director
5/1/00-Present - Director:
COUNTRY Trust Bank
1705 Towanda Avenue
P.O. Box 2020
Bloomington, IL 61702-2020

1/1/98-5/10/00 - Director:
IAA Trust Company
808 IAA Drive
P.O. Box 2901
Bloomington, IL 61702-2901

*12/18/03-Present - Director:
AgriVisor Services, Inc.

*10/19/00-Present - Director:
Illinois Agricultural Auditing Association

*8/24/00-Present - Director:
Agricultural Support Association

*12/21/98-Present - Director:
COUNTRY Capital Management Company

5/22/96-4/21/04 - Director:
COUNTRY Medical Plans, Inc.

*1991-Present - Director:
CC Services, Inc.
COUNTRY Casualty Insurance Company
COUNTRY Investors Life Assurance Company
COUNTRY Life Insurance Company
COUNTRY Mutual Insurance Company
COUNTRY Preferred Insurance Company
Illinois Agricultural Association
Illinois Agricultural Holding Co.

1965-Present - Self - Employed Farm Owner-Operator

*All Addresses: 1701 Towanda Avenue
                         Bloomington, IL 61701

C-16

Name and Position	Substantial Business Activities During Past Two Fiscal Years

James Donald Schielein Director
12/20/04-Present - Director:
COUNTRY Trust Bank
1705 Towanda Avenue
P.O. Box 2020
Bloomington, IL 61702-2020

*12/18/00-Present - Director:
Agricultural Support Association
CC Services, Inc.
COUNTRY Casualty Insurance Company
COUNTRY Investors Life Assurance Company
COUNTRY Life Insurance Company
COUNTRY Mutual Insurance Company
COUNTRY Preferred Insurance Company
Illinois Agricultural Association
Illinois Agricultural Holding Co.

*12/18/00-4/21/04 - Director:
COUNTRY Medical Plans, Inc.

1990-Present - Self-Employed Farm Owner-Operator

*All Addresses: 1701 Towanda Avenue
                        Bloomington, IL 61701

C-17

Name and Position	Substantial Business Activities During Past Two Fiscal Years

James Russell Holstine Director
11/14/01-Present - Director:
COUNTRY Trust Bank
1705 Towanda Avenue
P.O. Box 2020
Bloomington, IL 61702-2020

12/20/99-5/10/00 - Director:
IAA Trust Company
808 IAA Drive
P.O. Box 2901
Bloomington, IL 61702-2901

*8/24/00-Present - Director:
Agricultural Support Association

*12/20/99-Present - Director:
CC Services, Inc.
COUNTRY Casualty Insurance Company
COUNTRY Investors Life Assurance Company
COUNTRY Life Insurance Company
COUNTRY Mutual Insurance Company
COUNTRY Preferred Insurance Company
Illinois Agricultural Holding Co.

*12/20/99-4/21/04 - Director:
COUNTRY Medical Plans, Inc.

*12/8/99-Present - Director:
Illinois Agricultural Association

3/81-Present - Self-Employed Farm Owner-Operator *All Addresses: 1701 Towanda Avenue Bloomington, IL 61701

C-18

Name and Position	Substantial Business Activities During Past Two Fiscal Years

Gerald Dean Thompson Director
12/18/00-Present - Director:
COUNTRY Trust Bank
1705 Towanda Avenue
P.O. Box 2020
Bloomington, IL 61701-2020

12/20/99-5/10/00 - Director:
IAA Trust Company
808 IAA Drive
P.O. Box 2901
Bloomington, IL 61701-2901

*8/24/00-Present - Director:
Agricultural Support Association

*12/20/99-Present - Director:
CC Services, Inc.
COUNTRY Casualty Insurance Company
COUNTRY Investors Life Assurance Company
COUNTRY Life Insurance Company
COUNTRY Mutual Insurance Company
COUNTRY Preferred Insurance Company
Illinois Agricultural Holding Co.

*12/8/99-Present - Director:
Illinois Agricultural Association

*12/20/99-4/21/04 - Director:
COUNTRY Medical Plans, Inc.

3/84-Present - Self - Employed Farm Owner-Operator

*All Addresses: 1701 Towanda Avenue
                         Bloomington, IL 61701

C-19

Name and Position	Substantial Business Activities During Past Two Fiscal Years

Richard David Ochs Director
12/20/04--Present - Director:
COUNTRY Trust Bank
1705 Towanda Avenue
P.O. Box 2020
Bloomington, IL 61702-2020

*1217/01-Present - Director:
Agricultural Support Association
CC Services, Inc.
COUNTRY Casualty Insurance Company
COUNTRY Investors Life Assurance Company
COUNTRY Life Insurance Company
COUNTRY Mutual Insurance Company
COUNTRY Preferred Insurance Company
Illinois Agricultural Holding Co.

*12/5/01-Present - Director:
Illinois Agricultural Association

*12/17/01-4/21/04 - Director:
COUNTRY Medical Plans, Inc.

1976-Present - Self - Employed Farm Owner-Operator

*All Addresses: 1701 Towanda Avenue
                         Bloomington, IL 61701

C-20

Name and Position	Substantial Business Activities During Past Two Fiscal Years

Dale William Wachtel Director
12/18/00-Present - Director:
COUNTRY Trust Bank
1705 Towanda Avenue
P.O. Box 2020
Bloomington, IL 61702-2020

12/98-5/10/00 - Director:
IAA Trust Company
808 IAA Drive
P.O. Box 2901
Bloomington, IL 61702-2901

*8/24/00-Present - Director:
Agricultural Support Association

*12/21/98-Present - Director:
CC Services, Inc.
COUNTRY Casualty Insurance Company
COUNTRY Investors Life Assurance Company
COUNTRY Life Insurance Company
COUNTRY Mutual Insurance Company
COUNTRY Preferred Insurance Company
Illinois Agricultural Holding Co.

*12/9/98-Present - Director:
Illinois Agricultural Association

*12/21/98-4/21/04 - Director:
COUNTRY Medical Plans, Inc.

3/92-Present - Self - Employed Farm Owner-Operator

*All Addresses: 1701 Towanda Avenue
                         Bloomington, IL 61701

Andrew Thomas Nappi Director
5/1/00-Present - Director:
COUNTRY Trust Bank
1705 Towanda Avenue
P.O. Box 2020
Bloomington, IL 61702-2020

1991-8/29/00 - Professor & Director:
Illinois State University
Center for Insurance and Financial Services/Katie
Insurance School/College of Business
Normal, IL 61761

C-21

Name and Position	Substantial Business Activities During Past Two Fiscal Years

Henry Joseph Kallal Director
1/23/02-Present - Director:
COUNTRY Trust Bank
1705 Towanda Avenue
P.O. Box 2020
Bloomington, IL 61702-2020

12/20/99-5/10/00 - Director:
IAA Trust Company
808 IAA Drive
P.O. Box 2901
Bloomington, IL 61702-2901

*8/24/00-Present - Director:
Agricultural Support Association

*12/20/99-Present - Director:
CC Services, Inc.
COUNTRY Casualty Insurance Company
COUNTRY Investors Life Assurance Company
COUNTRY Life Insurance Company
COUNTRY Mutual Insurance Company
COUNTRY Preferred Insurance Company
Illinois Agricultural Holding Co.

*12/8/99-Present - Director:
Illinois Agricultural Association

*12/20/99-4/21/04 - Director:
COUNTRY Medical Plans, Inc.

1976-Present - Self-Employed Farm Owner-Operator
(Secretary-Treasurer)

*All Addresses: 1701 Towanda Avenue
                         Bloomington, IL 61701

C-22

Name and Position	Substantial Business Activities During Past Two Fiscal Years

Randal Kent Schleich Director
12/18/03-Present - Director:
COUNTRY Trust Bank
1705 Towanda Avenue
P.O. Box 2020
Bloomington, IL 61702-2020

*12/18/00-Present - Director:
Agricultural Support Association
CC Services, Inc.
COUNTRY Casualty Insurance Company
COUNTRY Investors Life Assurance Company
COUNTRY Life Insurance Company
COUNTRY Mutual Insurance Company
COUNTRY Preferred Insurance CompanyIllinois Agricultural Association
Illinois Agricultural Holding Co.

*12/18/00-4/21/04 - Director:
COUNTRY Medical Plans, Inc.

1977-Present - Self-Employed Farm Owner-Operator

*All Addresses: 1701 Towanda Avenue
                         Bloomington, IL 61701

C-23

Name and Position	Substantial Business Activities During Past Two Fiscal Years

William Harris Olthoff Director
12/18/03-Present - Director:
COUNTRY Trust Bank
1705 Towanda Avenue
P.O. Box 2020
Bloomington, IL 61702-2020

*12/18/03-Present - Director:
AgriVisor Services, Inc.

*12/18/00-Present - Director:
Agricultural Support Association
CC Services, Inc.
COUNTRY Casualty Insurance Company
COUNTRY Investors Life Assurance Company
COUNTRY Life Insurance Company
COUNTRY Mutual Insurance Company
COUNTRY Preferred Insurance Company
Illinois Agricultural Holding Co.

*12/5/00-Present - Director:
Illinois Agricultural Association

*12/18/00-4/21/04 - Director:
COUNTRY Medical Plans, Inc.

1967-Present - Self-Employed Farm Owner-Operator

*All Addresses: 1701 Towanda Avenue
                         Bloomington, IL 61701

Officers:
Name and Position	Substantial Business Activities During Last Two Fiscal Years
John D. Blackburn, Chief Executive Officer	See information on “Trustees and Officers of the Funds”, Part B.
Barbara A. Baurer, Vice President
3/19/03-Present - Vice President:
COUNTRY Trust Bank
1705 Towanda Avenue
P.O. Box 2020
Bloomington, IL 61702-2020

*2/10/04-Present - Vice Chairman:
*2/12/03-Present - President:
*2/26/02-2/12/03 - Executive Vice President:
*11/15/01-Present - Director:
*11/15/01-2/26/02 - Vice President:

C-24

Cornwall & Stevens Co., Inc. (Tennessee)

*2/10/04-Present - Vice Chairman:
*2/12/03-Present - President:
*2/26/02-2/12/03 - Executive Vice President:
*2/26/02-Present - Chief Operating Officer:
*11/15/01-Present - Director:
*11/15/01-2/26/02 - Vice President:
Modern Service Insurance Company

*2/10/04-Present - Vice Chairman:
*2/12/03-Present - President:
*2/26/02-2/12/03 - Executive Vice President:
*6/27/00-2/26/02 - Vice President:
*6/27/00-Present - Director:
MSI Preferred Insurance Company

*2/10/04-Present - Vice Chairman:
*2/12/03-Present - President:
*2/26/02-2/12/03 - Executive Vice President:
*1/6/00-2/26/02 - Vice President:
*10/26/99-Present - Director:
MSI Preferred Services, Inc.

*2/10/04-Present - Vice Chairman:
*2/12/03-Present - President:
*2/26/02-2/12/03 - Executive Vice President:
*11/13/01-Present - Director:
*11/15/01-2/26/02 - Vice President:
Mutual Service Casualty Insurance Company
Mutual Service Life Insurance Company

*5/6/04-Present - Vice Chair:
*1/1/03-Present - President:
*1/1/00-Present - Director:
Holyoke Mutual Insurance Company in Salem

*5/7/04-Present - Chairman:
*4/26/02-Present - President:
*5/26/98-Present - Director:
Middlesex Mutual Assurance Company

*2/26/02-Present - Executive Vice President:
*11/27/01-Present - Director:
*11/27/01-2/26/02 - Vice President:
Cornwall & Stevens Company of Alabama, Inc.

C-25

Cornwall & Stevens Midsouth, Inc. (Arkansas)
Cornwall & Stevens Southeast, Inc. (Georgia)
Cornwall & Stevens of Kentucky, Inc.
Cornwall & Stevens Mid-South, Inc. (Louisiana)
Cornwall & Stevens Mid-South, Inc. (Mississippi)
Cornwall & Stevens Northeast, Inc. (New Jersey)
Total Client Service Insurance Agency, Inc.

*2/26/02-10/3/03 - Executive Vice President:
*11/27/01-10/3/03 - Director:
*11/27/01-2/26/02 - Vice President:
First Fund Insurance Administrators, Inc.

*2/26/02-12/31/03 - Director:
*2/26/02-12/31/03 - Executive Vice President:
*11/27/01-2/26/02 - Vice President:
Pension Solutions, Inc.

*1/25/00-Present - Director:
Holyoke Square, Inc.

*9/1/99-Present - Executive Vice President and Chief Operating Officer:
CC Services, Inc.
COUNTRY Casualty Insurance Company
COUNTRY Investors Life Assurance Company
COUNTRY Life Insurance Company
COUNTRY Mutual Insurance Company
COUNTRY Preferred Insurance Company

*5/4/04-12/31/04 - President and Vice Chairman:
*4/21/04-12/31/04 - Director:
*9/1/99-5/4/04 - Executive Vice President and Chief Operating Officer:
COUNTRY Medical Plans, Inc.

*5/26/98-Present - Director:
Midfield Corporation

*The above listed companies are all affiliated
and reside at the following address:

1701 Towanda Avenue, Bloomington, IL 61702

C-26

Robert W. Rush, Jr., Executive Vice President and Trust Officer	See information on “Trustees and Officers of the Funds”, Part B.
David A. Magers, Senior Vice President and Chief Financial Officer
12/1/03-Present - Senior Vice President & Chief Financial Officer:
5/1/00-7/23/03 - Treasurer:
COUNTRY Trust Bank
1705 Towanda Avenue
P.O. Box 2020
Bloomington, IL 61702-2020

11/18/98-5/10/00- Treasurer:
IAA Trust Company
808 IAA Drive
P.O. Box 2901
Bloomington, IL 61702-2901

10/31/01-7/21/03 - Treasurer:
COUNTRY Mutual Funds Trust
1705 Towanda Avenue
P.O. Box 2020
Bloomington, IL 61702

*2/10/04-Present - Chief Financial Officer:
*12/1/03-Present - Executive Vice President and Director:
*12/1/03-2/10/04 - Vice Chairman:
*11/27/01-12/1/03- Assistant Treasurer:
Cornwall & Stevens Company of Alabama, Inc.
Cornwall & Stevens Midsouth, Inc. (Arkansas)
Cornwall & Stevens Southeast, Inc. (Georgia)
Cornwall & Stevens of Kentucky, Inc.
Cornwall & Stevens Mid-South, Inc. (Louisiana)
Cornwall & Stevens Mid-South, Inc. (Mississippi)
Cornwall & Stevens Northeast, Inc. (New Jersey)

*2/10/04-Present - Chief Financial Officer:
*12/1/03-Present - Executive Vice President and Director:
*12/1/03-2/10/04 - Vice Chairman:
*11/15/01-12/1/03- Assistant Treasurer:
Cornwall & Stevens Co., Inc. (Tennessee)

*2/10/04-Present - Chief Financial Officer:
*12/1/03-Present - Director:
*11/27/01-8/28/03- Assistant Treasurer:
Total Client Service Insurance Agency, Inc.

*2/10/04-Present - Chief Financial Officer:
*12/1/03-Present - Executive Vice President and Director:
*12/1/03-2/10/04 - Vice Chairman:

C-27

*2/26/02-12/1/03- Assistant Treasurer:
MSI Preferred Insurance Company
MSI Preferred Services, Inc.

*2/10/04-Present - Chief Financial Officer:
*12/1/03-Present - Executive Vice President and Director:
*12/1/03-2/10/04 - Vice Chairman:
*11/15/01-12/1/03- Assistant Treasurer:
Modern Service Insurance Company
Mutual Service Casualty Insurance Company
Mutual Service Life Insurance Company

*12/1/03-Present - Vice Chairman & Director:
*12/22/98-12/1/03 - Assistant Treasurer:
Midfield Corporation

*5/7/04-Present - Senior Vice President & Chief Financial Officer and Director:
*12/1/03-5/7/04-Present - Chief Financial Officer, Vice Chairman and Director:
*1/14/00-12/1/03 - Treasurer:
*12/11/98-1/14/00 - Assistant Treasurer:
Middlesex Mutual Assurance Company

5/6/04-Present - Senior Vice President & Chief Financial Officer:
*12/1/03-Present - Director:
*5/5/03-5/6/04 - Assistant Treasurer:
Holyoke Mutual Insurance Company in Salem

*12/1/03-Present - Director:
Holyoke Square, Inc.
Holyoke of Salem Insurance Agency, Inc.

*12/1/03-Present - Senior Vice President & Chief Financial Officer:
*11/1/98-6/18/03 - Vice President-Finance & Treasurer:
CC Services, Inc.
COUNTRY Casualty Insurance Company
COUNTRY Investors Life Assurance Company
COUNTRY Life Insurance Company
COUNTRY Mutual Insurance Company
COUNTRY Preferred Insurance Company

*12/1/03-Present - Senior Vice President, Chief Financial Officer, Secretary and Director:
11/16/98-7/1/03 - Treasurer:
Mid-America Brokerage, Inc. (Oklahoma)

C-28

Mid-America Services of Oregon, Inc.

*12/1/03-12/31/04 - Senior Vice President & Chief Financial Officer:
*4/21/04-12/31/04 - Director:
*11/1/98-6/18/03 - Vice President-Finance & Treasurer:
COUNTRY Medical Plans, Inc.

*12/1/03-12/31/03 - Senior Vice President, Chief Financial Officer, Secretary and Director:
11/16/98-7/1/03 - Treasurer:
Mid-America Services of Nevada, Inc.

*11/27/01-12/31/03 - Assistant Treasurer:
Pension Solutions, Inc.

*11/27/01-10/3/03 - Assistant Treasurer:
First Fund Insurance Administrators, Inc.

*12/9/98-6/18/03 - Assistant Treasurer:
Association of Farm Bureaus in Illinois
The Association of Illinois Agricultural Associations

*8/24/00-6/20/03 - Vice President-Finance & Treasurer:
Agricultural Support Association

*12/2/98-6/18/03 - Vice President-Finance & Treasurer:
AgriVisor Services, Inc.

12/1/03-Present - Senior Vice President & Chief Financial Officer:
12/22/98-6/18/03 - Vice President-Finance & Treasurer:
COUNTRY Capital Management Company
1705 Towanda Avenue
Bloomington, IL 61701

*11/1/98-6/18/03 - Vice President-Finance & Treasurer:
Illinois Agricultural Association

*11/9/98-6/30/03 - Treasurer:
Illinois Agricultural Auditing Association

*11/1/98-6/18/03 - Treasurer:
Illinois Agricultural Holding Co.

*11/16/98-6/19/03 - Treasurer:
*11/16/98-6/19/03 - Assistant Secretary & Director:
Illinois Agricultural Service Company

C-29

*The above listed companies are all affiliated and reside at the following address: 1701 Towanda Avenue, Bloomington, IL 61701
Doyle J. Williams, Senior Vice President-Marketing
8/1/01-Present - Senior Vice President-Marketing:
COUNTRY Trust Bank
1705 Towanda Avenue
Bloomington, IL 61702-2020

*2/10/04-Present - Executive Vice President:
*2/12/03-2/10/04 - Executive Vice President-Marketing:
*2/26/02-2/12/03 - Executive Vice President:
*11/15/01-2/26/02 - Vice President:
Modern Service Insurance Company

*2/12/03-Present - Executive Vice President:
*11/27/01-2/12/03 - Vice President:
Total Client Service Insurance Agency, Inc.

*2/26/02-Present - Executive Vice President:
*8/1/01-2/26/02 - Vice President:
MSI Preferred Insurance Company
MSI Preferred Services, Inc.

*2/26/02-Present - Executive Vice President:
*11/15/01-2/26/02 - Vice President:
Mutual Service Casualty Insurance Company
Mutual Service Life Insurance Company

*2/26/02-12/31/03 - Executive Vice President:
*11/27/01-2/26/02 - Vice President:
Pension Solutions, Inc.

*12/18/01-Present - Senior Vice President-Marketing:
COUNTRY Capital Management Company

*8/3/01-Present - Director:
Middlesex Mutual Assurance Company
Midfield Corporation

*4/21/04-Present - Senior Vice President and Chief Marketing Officer:
*8/1/01-4/21/04 - Senior Vice President-Marketing:
*8/00-8/1/01 - Director, Strategic Market Development
*12/98-8/00 - Consultant, AgriBusiness:
CC Services, Inc.
COUNTRY Casualty Insurance Company
COUNTRY Investors Life Assurance Company
COUNTRY Life Insurance Company

C-30

COUNTRY Mutual Insurance Company
COUNTRY Preferred Insurance Company

*5/4/04-12/31/04 - Senior Vice President and Chief Marketing Officer:
*8/1/01-5/4/04 - Senior Vice President-Marketing:
*8/00-8/1/01 - Director, Strategic Market Development
*12/98-8/00 - Consultant, AgriBusiness:
COUNTRY Medical Plans, Inc.

*8/1/01-Present - Director:
Holyoke Mutual Insurance Company in Salem
Holyoke Square, Inc.

*11/15/01-2/26/02 - Vice President:
Cornwall & Stephens, Inc. (Tennessee)

*The above listed companies are all affiliated
and reside at the following address:

1701 Towanda Avenue, Bloomington, IL 61701

Deanna L. Frautschi, Vice President-Communications & Human Resources
5/1/00-Present - Vice President, Communications & Human Resources:
COUNTRY Trust Bank
1705 Towanda Avenue
Bloomington, IL 61702-2020

12/19/02-Present - Senior Vice President, Communications & Human Resources:
12/21/89-12/18/02 - Vice President, Communications & Human Resources:
COUNTRY Capital Management Company
1705 Towanda Avenue
Bloomington, IL 61701

*4/17/02-Present - Senior Vice President, Communications & Human Resources:
*10/31/89-4/16/02 - Vice President, Communications & Human Resources:
CC Services, Inc.
COUNTRY Casualty Insurance CompanyCOUNTRY Investors Life Assurance CompanyCOUNTRY Life Insurance Company
COUNTRY Mutual Insurance Company
COUNTRY Preferred Insurance Company

*4/17/02-12/31/04 - Senior Vice President, Communications & Human Resources:
*5/22/96-4/16/02 - Vice President, Communications & Human Resources:

C-31

COUNTRY Medical Plans, Inc.

*2/26/02-Present - Executive Vice President:
Cornwall & Stevens Co., Inc. (Tennessee)
MSI Preferred Insurance Company
MSI Preferred Services, Inc.
Mutual Service Casualty Insurance Company
Mutual Service Life Insurance Company

*2/26/02-12/31/03 - Executive Vice President:
Pension Solutions, Inc.

*2/26/02-Present - Executive Vice President, Communications and Human
Resources:
Modern Service Insurance Company

*The above listed companies are all affiliated and reside at the following address:1701 Towanda Avenue
Bloomington, IL 61701

Paul M. Harmon, General Counsel and Secretary	See information on “Trustees and Officers of the Funds”, Part B.
William J. Hanfland, Treasurer	See information on “Trustees and Officers of the Funds”, Part B.
Robert J. McDade, Vice President-Trust Services and Trust Officer	See information on “Trustees and Officers of the Funds”, Part B.
Richard F. Day, Vice President and Controller	See information on “Trustees and Officers of the Funds”, Part B.
Bruce D. Finks, Vice President-Investments	See information on “Trustees and Officers of the Funds”, Part B.
Barbara L. Mosson Chief Compliance Officer	See information on “Trustees and Officers of the Funds”, Part B.

C-32

Item 27.	Principal Underwriter.

(a)(1)  Quasar Distributors, LLC, the Registrant’s principal underwriter for the Growth, Balanced, Tax-Exempt, Short-Term Bond and Bond Funds, acts as principal underwriter for the following investment companies:

Advisors Series Trust	The Hennessy Funds, Inc.
Allied Asset Advisors Funds	The Hennessy Mutual Funds, Inc.
Alpine Equity Trust	Hotchkis and Wiley Funds
Alpine Series Trust	Intrepid Capital Management
Alpine Income Trust	Jacob Internet Fund Inc.
AIP Alternative Strategies Funds	The Jensen Portfolio, Inc.
Brandes Investment Trust	Julius Baer Funds
Brandywine Blue Funds, Inc.	Kensington Funds
Brazos Mutual Funds	Kirr Marbach Partners, Funds, Inc.
Bridges Fund	Light Revolution Fund
Buffalo Funds	LKCM Funds
Buffalo Balanced Fund	Masters’ Select Funds
Buffalo High Yield Fund	Matrix Advisors Value Fund, Inc.
Buffalo Large Cap Fund	Monetta Fund, Inc.
Buffalo Small Cap Fund	Monetta Trust
Buffalo U.S. Global Fund	MP63 Fund
CCM Advisors Funds	MUTUALS.com
CCMA Select Investment Trust	NorCap Funds
COUNTRY Mutual Funds Trust	Optimum Q Funds
Cullen Funds Trust	Permanent Portfolio Funds
Everest Funds	Primecap Odyssey Funds
First American Funds, Inc.	Professionally Managed Portfolios
First American Investment Funds, Inc.	Prudent Bear Funds, Inc.
First American Strategy Funds, Inc.	Purisima Funds
FFTW Funds, Inc.	Rainier Funds
Fort Pitt Capital Funds	Summit Funds
Glenmede Fund, Inc.	TIFF Investment Program, Inc.
Guinness Atkinson Funds	Trust For Professional Managers
Harding, Loevner Funds, Inc.	Wexford Trust

(a)(2)        COUNTRY Capital Management Company, the Registrant's principal underwriter for the VP Growth, VP Balanced, VP Short-Term Bond and VP Bond Funds, acts as principal underwriter for the following:

COUNTRY Investors Variable Annuity Account	COUNTRY Investors Variable Life Account

(b)(1)  To the best of Registrant’s knowledge, the directors and executive officers of Quasar Distributors, LLC are as follows:

C-33

Name and Principal Business Address	Position and Offices with Quasar Distributors, LLC	Positions and Offices with Registrant
James R. Schoenike	President, Board Member	None
Donna J. Berth	Treasurer	None
Joe Redwine	Board Member	None
Bob Kern	Board Member	None
Eric W. Falkeis	Board Member	None
Teresa Cowan	Assistant Secretary	None
The address of each of the foregoing is 615 East Michigan Street, Milwaukee, Wisconsin, 53202.

(b)(2)  To the best of Registrant’s knowledge, the directors and executive officers of COUNTRY Capital Management are as follows:

Name and Principal Business Address*	Position and Offices with the Underwriter
Andrew L. Goleman	Director
James P. Shillinger	Director
Philip T. Nelson	Chairman & Director
Richard Guebert Jr.	Vice President & Director
William J. Hanfland	Vice President-Finance & Treasurer
Paul M. Harmon	General Counsel & Secretary
John D. Blackburn	Chief Executive Officer
David A. Magers	Senior Vice-President & Chief Financial Officer
Doyle J. Williams	Senior Vice President-Marketing
Deanna L. Frautschi	Senior Vice President-Communications & Human Resources
Shelly S. Prehoda	Vice President-Information Technology
Thomas B. Harris	Assistant Secretary
Kathy Smith Whitman	Assistant Secretary
Peter J. Borowski	Vice President & Corporate Controller
Albert K. Semmler	Chief Compliance Officer & Director-Financial Planning & Executive Representative
*The principal business address of all of tthe persons listed above is 1705 N. Towanda Avenue, Bloomington, Illinois, 61702.

(c)  Not applicable.

Item 28.	Location of Accounts and Records.

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 are maintained at the following locations:

Records Relating to:	Are located at:
Registrant’s fund accountant, administrator and transfer agent	U.S. Bancorp Fund Services, LLC 615 East Michigan Street Milwaukee, WI 53202

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Registrant’s custodian	COUNTRY Trust Bank 1705 Towanda Avenue Bloomington, IL 61701
Registrant’s investment advisor	COUNTRY Trust Bank 1705 Towanda Avenue Bloomington, IL 61701

The Certificate of Trust and Declaration of Trust of Registrant are maintained in safekeeping by William J. Hanfland, Treasurer, 1701Towanda Avenue, Bloomington, Illinois 61701.

The Bylaws of Registrant and minute books of stockholders, directors and directors' committee meetings are maintained by Paul M. Harmon, Secretary, 1701 Towanda Avenue, Bloomington, Illinois 61701.

Item 29.	Management Services. Not Applicable.

Item 30.	Undertakings.

(a)	If the information called for by Item 5A of Form N-1A is contained in the latest annual report to shareholders, the Registrant shall furnish each person to whom a prospectus is delivered with a copy of the Registrant’s latest annual report to shareholders upon request and without charge.

(b)	The Registrant undertakes to comply with Section 16(c) of the 1940 Act as though such provisions of the 1940 Act were applicable to the Registrant, except that the request referred to in the third full paragraph thereof may only be made by shareholders who hold in the aggregate at least 10% of the outstanding shares of the Registrant, regardless of the net asset value of shares held by such requesting shareholders.

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SIGNATURES

Pursuant to the requirements of Rule 485(b) under the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment No. 14 to the Registration Statement under the Securities Act of 1933 and Post-Effective Amendment No. 15 to the Registration Statement under the Investment Company Act of 1940 to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Bloomington and the State of Illinois on this 2nd day of May, 2005.

COUNTRY MUTUAL FUNDS TRUST

By:
/s/ Philip. T. Nelson_________________
Name: Philip T. Nelson
Title:   President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacity and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ Philip T. Nelson	President (Principal Executive Officer & Trustee)	May 2, 2005
Philip T. Nelson

/s/ William J. Hanfland*	Treasurer (Principal Financial & Accounting Officer)	May 2, 2005
William J. Hanfland

/s/ Nancy J. Erickson*	Trustee	May 2, 2005
Nancy J. Erickson

/s/ Ailene Miller*	Trustee	May 2, 2005
Ailene Miller

/s/ Charlot R. Cole*	Trustee	May 2, 2005
Charlot R. Cole

/s/ Robert L. Phelps*	Trustee	May 2, 2005
Robert L. Phelps

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/s/ Roger D. Grace*	Trustee	May 2, 2005
Roger D. Grace

/s/ David A. Downs*	Trustee	May 2, 2005
David A. Downs

/s/ Robert W. Weldon*	Trustee	May 2, 2005
Robert W. Weldon

*By /s/ Paul M. Harmon
Paul M. Harmon
Attorney-in-fact pursuant to Power of Attorney, incorporated by reference to Post-Effective Amendment No. 1 to Registrant’s Registration Statement filed electronically on November 1, 2001 and Powers of Attorney incorporated by reference to Post-Effective Amendment No. 6 to Registrant’s Registration statement filed electronically on September 10, 2003.

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EXHIBIT INDEX

Exhibit	Exhibit No.
Consent of Independent Registered Public Accounting Firm	EX-99.j.1.

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